Filed by Reinvent Technology Partners

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Joby Aviation

Commission File No. 001-39524

Forbes

Air Taxi Startup Joby To Go Public In $1.6 Billion Merger With SPAC From LinkedIn, Zynga Founders

By Jeremy Bogaisky

24 February 2021

Ordinary investors will soon have multiple ways to get a lift from the companies trying to build a future in which radical new aircraft replace cars for getting around town.

The California startup Joby Aviation, one of the leaders in the race to field an electric air taxi, will go public through a reverse merger with Reinvent Technology Partners, a $690 million, publicly listed blank check company controlled by LinkedIn cofounder Reid Hoffman and Zynga ZNGA -2.5% founder Mark Pincus, the companies announced Wednesday. The deal was designed with unusually long restrictions on sales of the stock by key players, which could shelter Joby from some of the instability and short-term focus of Wall Street, with Hoffman and Pincus committing to play the type of multi-year mentoring role more often seen with venture-capital investors.

The merged company will trade on the New York Stock Exchange with an expected market capitalization of $6.6 billion. Including an accompanying private stock placement, the deal will give Joby $1.6 billion in fresh funding — enough money to bring its prototype five-seat aircraft through the grueling and expensive process of safety certification, they say, as well as to build a 450,000-square-foot factory that the startup has been developing in Monterey County with key backer Toyota Motor where CEO JoeBen Bevirt plans to produce thousands of aircraft a year to populate an air taxi network that he believes will change the way we get around cities and their suburbs.

Bevirt, who founded Joby in 2009, has worked secretively over much of the past decade to develop his as-yet unnamed aircraft, which is designed to take off and land vertically like a helicopter while cruising on wings like an airplane, carrying a pilot and four passengers 150 miles at a top speed of 200 miles per hour. Toyota, in addition to engineering help, has provided heavy funding, pumping roughly $400 million into Joby in 2020.

Hoffman and Pincus make for interesting new partners. When they launched Reinvent Technology Partners last year, they said they would take a different approach than the quick score tactics of many other special purpose acquisition vehicles, or SPACs, aiming for a long-term relationship with a merger partner that they described as “venture capital at scale.” At a point where VCs usually hand off a startup to the public markets, they would deploy a larger amount of money to guide a company through the “next decade” of growth, drawing on Pincus’ experience building Zynga and Hoffman’s with PayPal PYPL -3.2%, LinkedIn and the myriad companies he’s invested in since through Greylock Partners, including Airbnb and Facebook.

Hoffman and Pincus notably lack experience in hardware, let alone aerospace, with its byzantine regulations and high capital requirements, but Bevirt and Joby Executive Chairman Paul Sciarra say they’re the right partners.

Bevirt and Sciarra are confident that they’ve nailed the design of their aircraft after over 1,000 hours of flight testing and that they have a clear path to winning safety certification from the U.S. Federal Aviation Administration in 2023, which would likely make theirs the first electric air taxi to do so, and they say they have a solid plan to mass manufacture it.

They believe Reinvent and Hoffman, who will join Joby’s board, could be of critical help with the next stage: developing vertiports and the software and other tools they need to build out their transportation network. It’s of a piece with the online social networks Hoffman has been so adept at building, they say.

“My whole career is about redefining human networks that amplify the value of the individual and the value of society,” Hoffman told Forbes.

All parties in the deal are making a long-term commitment. Joby’s existing investors, who will maintain majority control of the company, as well as the executive team and Reinvent, are committing to lockups on their shares over a five-year period in which stock will be freed up in tranches on a yearly basis, with full vesting for Reinvent’s founders coming only when the share price reaches $50, implying over a $30 billion market capitalization.

“No one is looking for the exit after the transaction,” says Sciarra. “Instead everyone, old investors, new investors, the management team — they’re all coming together committed to building long-term, and that was the reason for doing it.”

That long-term commitment could be invaluable for Joby if things don’t go as quickly or smoothly as planned, protecting them from shareholder pressure.

With the many ways in which urban air mobility startups are pushing the envelope, there are just as many avenues for their hopes to be dashed. The FAA is likely to proceed cautiously with evaluating their aircraft – the agency has yet to certify electric aircraft of any kind, let alone vertical takeoff and landing ones. It’s possible that FAA could only sign off on an air taxi design after requiring safety modifications that add weight and hamper performance in ways that undermine its economic viability. The startups also face a tall task in winning public acceptance to fly their aircraft in city skies and build vertiports where people live.

And a major question mark is whether batteries can pack enough energy to allow any of the startups to field aircraft in the near term with enough range and carrying capacity to make business sense. Joby says it’s cracked the problem with batteries that are currently on the road in electric cars.

Over the last few years, dozens of startups and aerospace giants like Boeing BA -0.4% BA -0.4%, Airbus and Bell have produced concepts or prototypes for electric air taxis. Skeptics have questioned where the startups would find the billions needed to move beyond the prototype stage to bring an aircraft to market, particularly those like Joby that are aiming to take on the additional capital-intensive task of building out and operating their own air taxi networks rather than selling the aircraft to others.

The SPAC boom is looking like the answer for some. Joby’s deal, which maintains its longtime status as the best-funded air taxi startup, comes a week after its Marc Lore-backed competitor Archer Aviation announced a merger with a special purpose acquisition vehicle that will give it $1.1 billion. Germany’s Lilium could announce a SPAC deal shortly, Forbes has learned, while Volocopter is reportedly also hunting for a reverse merger partner.

IMPORTANT LEGAL INFORMATION

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Reinvent Technology Partners (“RTP”) and Joby Aero, Inc. (“Joby Aviation”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RTP’s securities, (ii) the risk that the transaction may not be completed by RTP’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RTP, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the Agreement and Plan of Merger, dated as of February 23, 2021 (the “Merger Agreement”), by and among RTP, Joby Aviation and RTP Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of RTP, by the shareholders of RTP, the satisfaction of the minimum trust account amount following redemptions by RTP’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the transaction, (v) the inability to complete the PIPE investment in connection with the transaction, (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, (vii) the effect of the announcement or pendency of the transaction on Joby Aviation’s business relationships, operating results and business generally, (viii) risks that the proposed transaction disrupts current plans and operations of Joby Aviation and potential difficulties in Joby Aviation employee retention as a result of the transaction, (ix) the outcome of any legal proceedings that may be instituted against Joby Aviation or against RTP related to the Merger Agreement or the transaction, (x) the ability to maintain the listing of RTP’s securities on a national securities exchange, (xi) the price of RTP’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which RTP plans to operate or Joby Aviation operates, variations in operating performance across competitors, changes in laws and regulations affecting RTP’s or Joby Aviation’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xiii) the risk of downturns and a changing regulatory landscape in the highly competitive aviation industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of RTP’s registration on Form S-1 (File No. 333-248497), the registration statement on Form S-4 discussed above and other documents filed by RTP from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and RTP and Joby Aviation assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither RTP nor Joby Aviation gives any assurance that either RTP or Joby Aviation or the combined company will achieve its expectations.

Important Information for Investors and Stockholders

This document relates to a proposed transaction between RTP and Joby Aviation. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. RTP intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus and proxy statement of RTP, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all RTP shareholders. RTP also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RTP are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by RTP through the website maintained by the SEC at www.sec.gov.

The documents filed by RTP with the SEC also may be obtained free of charge at RTP’s website at https://www.reinventtechnologypartners.com or upon written request to 215 Park Avenue, Floor 11 New York, NY.

Participants in the Solicitation

RTP and Joby Aviation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from RTP’s shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of RTP and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.